UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )


Supercom Ltd.

(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


None
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
                                            Roseland, N.J. 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2006
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. Not Available
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:
	Shares Beneficially	8.	Shared Voting Power:   7,557,398*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:
	Person With	10.	Shared Dispositive Power:
7,557,398*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  7,557,398 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  30.5% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 3,822,074 shares of Common Stock, 490,000 convertible debentures convertible into 576,471 shares of common stock and 1,160,542 Warrants exercisable for 1,160,542 shares of common stock owned by Special Situations Fund III Q.P., L.P., 334,761 shares of Common Stock, 33,000 convertible debenture convertible into 38,824 shares of common stock and 99,240 warrants exercisable for 99,240 shares of common stock owned by Special Situations Fund III, L.P., and 1,052,702 shares of Common Stock, 133,566 convertible debentures convertible into 157,136 shares of common stock and 315,649 Warrants exercisable for 315,649 shares of common stock owned by Special Situations Cayman Fund, L.P., See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the common stock and warrants of SuperCom Ltd. (the ?Issuer?). The Issuer?s principal executive officers are located at Sagib House ?Hasharan Industrial Park?, P.O.B. 5039 Qadima 60920 Israel.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). AWM serves as the investment adviser to SSFQP. (SSFQP, SSF3 and Cayman will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue Suite 2600 New York, NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.
Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.


SSFQP owns 3,822,074 shares of Common Stock, 490,000 convertible debentures convertible into 576,471 shares of common stock and 1,160,542 Warrants exercisable for 1,160,542 shares of common stock or 20.6% of the shares outstanding, SSF3 owns 334,761 shares of Common Stock, 33,000 convertible debenture convertible into 38,824 shares of common stock and 99,240 warrants exercisable for 99,240 shares of common stock or 1.9% of the shares outstanding. Cayman owns 1,052,702 shares of Common Stock, 133,566 convertible debentures convertible into 157,136 shares of common stock and 315,649 Warrants exercisable for 315,649 shares of common stock or 6.0% of the shares outstanding. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 5,209,537 shares of Common Stock, 656,566 convertible debentures convertible into 772,431 shares of common stock and 1,575,431 Warrants exercisable for 1,575,431 shares of common stock or 30.5% of the outstanding shares. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of, the Funds.


		The following table reflects transactions during the past sixty days of this statement. In a private placement transaction, the Funds purchased convertible debentures and warrants. All other transactions were effected in the open market.


A.  Special Situations Fund III Q.P., L.P.

Date
Quantity
Average Price

(Purchases)

November 2006 (common)
70,000
$0.90
November 2006
(Debentures) (Private)
$490,000

November 2006
(warrants) (Private)
122,500


Date
Quantity
Average Price

(Sales)




B.  Special Situations Fund III, L.P.

Date
Quantity
Average Price

(Purchases)

November 2006 (common)
6,000
$0.90
November 2006
(Debentures) (Private)
$33,000

November 2006
(warrants) (Private))
8,250



Date

Quantity

Average Price

(Sales)




C.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)

November 2006 (common)
19,000
$0.90
November 2006
(Debentures) (Private)
$133,566

November 2006
(warrants) (Private)
33,391


Date

Quantity

Average Price

(Sales)

















Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 2006




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






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